EXHIBIT 99

CROWN CORK & SEAL COMPANY, INC.

Crown Cork & Seal Company, Inc.

Report of Independent Auditors

To the Board of Directors and Shareholder

of Crown Cork & Seal Company, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

As discussed in Note B, the Company adopted a new financial accounting standard for goodwill during 2002.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 5, 2004

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

For the year ended December 31,	2003	2002	2001

Net sales	$6,630	$6,792	$7,187

Cost of products sold, excluding depreciation and amortization	5,539	5,619	6,063
Depreciation and amortization	326	375	386

Gross profit	765	798	738

Goodwill amortization Note B			113
Selling and administrative expense	337	317	310
Provision for asbestos Note K	44	30	51
Provision for restructuring Note M	19	19	48
Provision for asset impairments and loss/gain on sale
of assets Note N	73	247	213
Loss/(gain) from early extinguishments of debt Note R	12	(28)
Interest expense	379	342	455
Interest income	(11)	(11)	(18)

Translation and exchange adjustments Note Q	(207)	27	10

Income/(loss) before income taxes, minority interests, equity
earnings and cumulative effect of a change in accounting	119	(145)	(444)
Provision for income taxes Note U	95	30	528
Minority interests and equity earnings	(56)	(16)	(4)

Loss before cumulative effect of a change in accounting	(32)	(191)	(976)
Cumulative effect of a change in accounting, net of
tax Notes A and B		(1,014)	4

Net loss	($32)	($1,205)	($972)

The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2003	2002

Assets
Current assets
Cash and cash equivalents	$401	$363
Receivables, net Note D	794	782
Inventories Note E	815	779
Prepaid expenses and other current assets	112	100

Total current assets	2,122	2,024

Long-term notes and receivables	23	24
Investments	83	111
Goodwill Note B	2,442	2,269
Property, plant and equipment, net Note F	2,112	2,212
Other non-current assets Note G	991	865

Total	$7,773	$7,505

Liabilities & shareholders' equity/(deficit)
Current liabilities
Short-term debt Note Q	$69	$54
Current maturities of long-term debt Note Q	161	612
Accounts payable and accrued liabilities Note H	1,738	1,541
Income taxes payable	62	63

Total current liabilities	2,030	2,270

Long-term debt, excluding current maturities Note Q	3,709	3,388
Postretirement and pension liabilities Note T	985	982
Other non-current liabilities Note I	714	756
Minority interests	197	196
Commitments and contingent liabilities Notes J and L

Shareholders' equity/(deficit)
Common stock
2003 - par value $.01: authorized 1,000; issued 100
2002 - par value $5.00: authorized 500,000,000;
issued 180,364,643		902
Additional paid-in capital	2,523	1,684
Accumulated deficit	(1,215)	(1,183)
Accumulated other comprehensive loss Note C	(1,170)	(1,386
Treasury stock (2002 - 20,934,568 shares)		(104)

Total shareholders' equity/(deficit)	138	(87)

Total	$7,773	$7,505

The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	2003	2002	2001

Cash flows from operating activities
Net loss	($32)	($1,205)	($972)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation and amortization	326	375	499
Cumulative effect of a change in accounting		1,014	(4)
Loss/(gain) from translation and foreign exchange	(207)	27	10
Provision for asset impairments and loss/gain
sale of assets	73	247	213
Loss/(gain) from early extinguishments of debt	12	(28)
Deferred income taxes	6	(31)	480
Minority interests and equity earnings	56	16	4
Changes in assets and liabilities:
Receivables	85	161	110
Inventories	37	20	377
Accounts payable and accrued liabilities	(9)	3	(188)
Asbestos	(24)	(84)	(67)
Other, net	111	(100)	(152)

Net cash provided by operating activities	434	415	310

Cash flows from investing activities
Capital expenditures	(120)	(115)	(168)
Funding of restricted cash accounts Note R	(344)
Withdrawals from restricted cash accounts Note R	344
Proceeds from sale of businesses		661
Proceeds from sale of property, plant and equipment	35	45	28
Other, net	(15)		(23)

Net cash provided by/(used for)
investing activities	(100)	591	(163)

Cash flows from financing activities
Proceeds from long-term debt	2,625	87	402
Payments of long-term debt	(1,109)	(264)	(77)
Net change in short-term debt	(1,673)	(924)	(367)
Debt issue costs	(141)		(30)
Net payment from termination of cross-currency swaps	(8)
Net change in long-term intercompany balance	2
Common stock issued		3
Repayment of shareholder notes			4
Dividends paid to minority interests, net of contributions .	(24)	(30)	5

Net cash used for financing activities	(328)	(1,128)	(63)

Effect of exchange rate changes on cash
and cash equivalents	32	29	(10)

Net change in cash and cash equivalents	38	(93)	74
Cash and cash equivalents at January 1	363	456	382

Cash and cash equivalents at December 31	$401	$363	$456

The accompanying notes are an integral part of these financial statements.

Certain prior year amounts have been reclassified to improve comparability.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIT)
(in millions, except share data)

	Comprehensive Income/ (Loss)	Common Stock	Paid-In Capital	Retained Earnings/ (Accumulated (Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total

Balance January 1, 2001		$780	$1,596	$994	($1,110)	($151)	$2,109
Net loss	($972)			(972)			(972)
Derivatives qualifying as hedges	(4)				(4)		(4)
Translation adjustments	(131)				(131)		(131)
Translation adjustments - disposition
of foreign investments	71				71		71
Minimum pension liability
adjustments, net of tax	(273)				(273)		(273)

Comprehensive loss	($1,309)

Stock issued - benefit plans:
101,103 common shares
Stock repurchased: 20,695 common shares
Repayment of shareholder notes			4				4

Balance December 31, 2001		780	1,600	22	(1,447)	(151)	804
Net loss	($1,205)			(1,205)			(1,205)
Derivatives qualifying as hedges	6				6		6
Translation adjustments	211				211		211
Translation adjustments - disposition
of foreign investments	(8)				(8)		(8)
Minimum pension liability
adjustments, net of tax	(148)				(148)		(148)

Comprehensive loss	($1,144)

Stock issued in debt-for-equity
exchanges: 33,386,880 common shares		122	83			45	250
Stock issued - benefit plans:
347,221 common shares			1			2	3
Stock repurchased: 6,082 common shares

Balance December 31, 2002		902	1,684	(1,183)	(1,386)	(104)	(87)
Net loss	($32)			(32)			(32)
Derivatives qualifying as hedges	1				1		1
Translation adjustments	203				203		203
Minimum pension liability
adjustments, net of tax	10				10		10
Available for sale securities	2				2		2

Comprehensive income	$184

Stock issued in debt-for-equity exchanges: 5,386,809 common shares		27	14				41
Change in capital structure Note O		(929)	825			104

Balance December 31, 2003		$0	$2,523	($1,215)	($1,170)	$0	$138

The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, per share, employee and statistical data)

A. Summary of Significant Accounting Policies

Business and Principles of Consolidation. In connection with its refinancing and reorganization in 2003, as discussed in Note O and Note R, Crown Cork & Seal Company, Inc. formed a new public holding company named Crown Holdings, Inc. (“CHI”). Crown Cork & Seal Company, Inc. is now a wholly-owned subsidiary of Crown Holdings, Inc. The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. and its wholly-owned and majority-owned subsidiary companies (the “Company”). The reorganization had no effect on the results of operations, financial position or cash flow of the Company. These financial statements are provided to comply with CHI’s requirement under Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal and plastic closures, crowns and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with U.S. generally accepted accounting principles and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All significant intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”) as defined in FASB Interpretation No. 46 (“FIN 46”). If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity’s expected losses or receive more than 50% of the entity’s expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has control. Investments in joint ventures and other companies in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in shareholders’ equity. Other investments are carried at cost.

Foreign Currency Translation. For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition. The Company recognizes revenue from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are provided in the period that the related sales are recorded.

Stock-Based Compensation. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of CHI’s stock at the date of grant above the amount an employee must pay to acquire the stock granted under the option. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to stock options.

Crown Cork & Seal Company, Inc.

	2003	2002	2001

Net loss as reported	($32)	($1,205)	($972)
Deduct: Total stock-based employee compensation
expense determined under fair value based
method, net of related tax effects	(11)	(11)	(14)

Pro forma net loss	($43)	($1,216)	($986)

Cash and Cash Equivalents. Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable. Restricted cash of $10 at December 31, 2003 is included with prepaid expenses and other current assets in the consolidated balance sheet.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the last-in, first-out ("LIFO") method. Non-U.S. inventories are principally determined under the average cost method.

Property, Plant and Equipment. Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance, repairs and minor renewals are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Intangibles. Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost.

Goodwill is no longer amortized, but instead is tested for impairment at least annually. Potential impairment is identified by comparing the fair value of a reporting unit using quoted market prices and discounted cash flow models to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets. In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from its undiscounted cash flows, then an impairment loss is measured by comparing the carrying amount of the asset to its fair value. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Derivatives and Hedging. The Company recognizes all outstanding derivative financial instruments in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are

Crown Cork & Seal Company, Inc.

reported in shareholders’ equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are released to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

The Company discontinues hedge accounting prospectively when (i) it determines that the derivative instrument is no longer effective in offsetting changes in the fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) the Company determines that designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items, as well as its risk management objective and strategy for establishing various hedge relationships. The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative instrument is highly effective in offsetting changes in the fair value or cash flows of the hedged item.

Upon adoption of SFAS No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended, as of January 1, 2001, the Company recorded a transition credit of $4, net of $1 tax, to earnings and a charge of $18, net of $10 tax, to accumulated other comprehensive income in shareholders’ equity. See Note S for details of the Company’s use of these instruments in 2003 along with disclosure of the fair values of those instruments outstanding at December 31, 2003 and 2002.

Treasury Stock. Treasury stock is reported at par value. The excess of fair value over par value is first charged to paid in capital, if any, and then to retained earnings.

Research and Development. Net research, development and engineering expenditures of $44, $43 and $40 in 2003, 2002 and 2001, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes.

Reclassifications. Certain reclassifications of prior years' data have been made to improve comparability.

Recently Adopted Accounting Standards. Effective in the first quarter of 2003, the Company adopted the following accounting and reporting standards:

•	SFAS No. 143 ("FAS 143"), "Accounting for Asset Retirement Obligations,"
•	SFAS No. 146 ("FAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities,"
•	FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and
•	FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities."

FAS 143 establishes guidelines for the recognition and measurement of obligations for the retirement of tangible long-lived assets. The obligations are recorded at fair value in the period in which they are incurred. Adoption of this standard did not have a material impact on the Company’s results of operations or financial position.

Crown Cork & Seal Company, Inc.

FAS 146 establishes guidelines for the recognition and measurement of a liability, at its fair value, for the cost associated with an exit or disposal activity in the period in which the liability is incurred, rather than at the date of a commitment to an exit or disposal plan. Adoption of this standard did not impact liabilities recognized under the Company’s outstanding restructuring programs. Although adoption of this standard had no impact on the Company’s results of operations or financial position, it may impact the timing of the recognition of costs associated with future exit or disposal activities.

FIN 45 establishes accounting and disclosure guidelines for certain guarantees and indemnifications. The disclosure guidelines were effective in the fourth quarter of 2002 and are included in Note L. The accounting guidelines adopted in 2003 require a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements are effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. Adoption of this interpretation had no impact on the Company’s results of operations or financial position.

FIN 46, as revised, establishes criteria used in determining whether an investment in a variable interest entity (“VIE”) should be consolidated and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 requires the immediate consolidation of specified VIEs created after January 31, 2003 if the circumstances warrant. If warranted, consolidation of specified VIEs created before February 1, 2003 commences in the first quarter of 2004. Any VIEs that are considered to be special purpose entities, however, were subject to FIN 46 in 2003. Adoption of the effective portion of this interpretation had no impact on the Company’s results of operations or financial position.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149 (“FAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities within the scope of FAS 133. This standard was effective July 1, 2003 for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30. The guidance, with certain exceptions, is to be applied prospectively. Adoption of this standard had no impact on the Company’s results of operations or financial position.

In May 2003, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”). EITF 01-8 provides guidance to be used to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases.” The guidance is effective for all arrangements that are agreed upon, committed to, or modified after July 1, 2003. Adoption of this standard did not have a material impact on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150 (“FAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective July 1, 2003. In November 2003, the FASB indefinitely deferred selected provisions of FAS 150 related to certain mandatorily redeemable non-controlling interests. Adoption of the effective portion of this standard had no impact on the Company’s results of operations or financial position.

In December 2003, the FASB revised SFAS No. 132 (“FAS 132”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised disclosure provisions of FAS 132 have been included in Note T to these financial statements. A provision requiring the disclosure of estimated future benefit payments is effective for fiscal years ending after June 15, 2004.

Crown Cork & Seal Company, Inc.

B. Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” and recognized a noncash, non-tax deductible impairment charge of $1,014 reported as the cumulative effect of a change in accounting. In evaluating and measuring any impairment charge, estimated fair values are calculated for each reporting unit within each reportable segment using a combination of market values for comparable businesses and discounted cash flow projections.

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2003 and 2002 were as follows:

	Americas	Europe	Asia-Pacific	Total

Balance at January 1, 2002	$1,156	$2,463	$6	$3,625
Transitional impairment charge	(120)	(888)	(6)	(1,014)
Divestitures	(407)	(95)		(502)
Foreign currency translation and other	10	150		160

Balance at December 31, 2002	639	1,630		2,269
Impairment charge	(11)			(11)
Foreign currency translation and other	19	165		184

Balance at December 31, 2003	$647	$1,795		$2,442

The 2003 goodwill impairment charge was recorded in an Americas plastics operation due to reduced profit projections.

The following is a reconciliation of previously reported financial information to adjusted amounts excluding goodwill amortization for the year ended December 31, 2001. There was no goodwill amortization in 2002 or 2003.

2001

Loss before cumulative effect of a change in accounting	($976)
Add back: goodwill amortization	113

Adjusted loss before cumulative effect of a change in accounting	(863)
Cumulative effect of a change in accounting, net of tax	4

Adjusted net loss	($859)

Identifiable intangible assets other than goodwill are recorded in other noncurrent assets in the Consolidated Balance Sheets and, excluding minimum pension assets, are not material.

C. Accumulated Other Comprehensive Loss

As of December 31, accumulated other comprehensive loss consisted of the following:

	2003	2002

Minimum pension liability adjustments	($665)	($675)
Cumulative translation adjustments	(510)	(713)
Derivatives qualifying as hedges	3	2
Available for sale securities	2

	($1,170)	($1,386)

Crown Cork & Seal Company, Inc.

D. Receivables

	2003	2002

Accounts and notes receivable	$748	$718
Less: allowance for doubtful accounts	(56)	(54)

Net trade receivables	692	664
Miscellaneous receivables	102	118

	$794	$782

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flow activities. The facility outstanding during 2002 and most of 2003 provided for the accelerated receipt of cash up to $350 from the available pool of North American receivables. In December 2003, the facility expired and the Company entered into a new $225 North American facility. Under this facility the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary. The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions. The Company continues to service these receivables for a fee but does not retain any interest in the receivables sold. The Company has relinquished control of the receivables and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. At December 31, 2003 and 2002 receivables securitized were $90 and $100, respectively. During 2003, 2002 and 2001, the Company recorded expenses related to the securitization facilities of $11, $10 and $18, respectively, as interest expense.

E. Inventories

	2003	2002

Finished goods	$313	$314
Work in process	99	89
Raw materials and supplies	403	376

	$815	$779

Approximately 20% and 23% of worldwide productive inventories at December 31, 2003 and 2002, respectively, were stated on the LIFO method of inventory valuation. Had average cost (which approximates replacement cost) been applied to such inventories at December 31, 2003 and 2002, total inventories would have been $34 and $32 higher, respectively. During 2001, the Company recorded a charge of $10 for the liquidation of LIFO inventory layers carried at higher costs that prevailed in prior years.

F. Property, Plant and Equipment

	2003	2002

Buildings and improvements	$813	$781
Machinery and equipment	4,099	3,760

	4,912	4,541
Less: accumulated depreciation and amortization	(3,043)	(2,561)

	1,869	1,980
Land and improvements	180	172
Construction in progress	63	60

	$2,112	$2,212

Crown Cork & Seal Company, Inc.

G. Other Non-Current Assets

	2003	2002

Pension assets	$777	$672
Debt issue costs	133
Pension intangibles	27	28
Deferred taxes	25	112
Fair value of derivatives		22
Other	29	31

	$991	$865

H. Accounts Payable and Accrued Liabilities

	2003	2002

Trade accounts payable	$954	$820
Salaries, wages and other employee benefits	344	312
Accrued taxes, other than on income	101	89
Interest	91	27
Asbestos	65	70
Restructuring	25	14
Deferred taxes	22	55
Fair value of derivatives	11	4
Other	125	150

	$1,738	$1,541

I. Other Non-Current Liabilities

	2003	2002

Deferred taxes	$317	$370
Asbestos	174	193
Postemployment benefits	45	43
Fair value of derivatives	30	21
Environmental	22	20
Intercompany loan from Crown Holdings, Inc.	8
Other	118	109

	$714	$756

J. Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases, and the leased assets are included in PP&E. Other long-term non-cancelable leases are classified as operating leases and are not capitalized. The amount of capital leases reported as capital assets, net of accumulated amortization, was $14 at December 31, 2003.

Under long-term operating leases, minimum annual rentals are $45 in 2004, $36 in 2005, $29 in 2006, $20 in 2007, $14 in 2008, and $64 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $20 due under non-cancelable subleases. Under long-term capital leases, minimum annual rentals are $5 in 2004, $1 in 2005, $1 in 2006, and $1 thereafter. The present value of future minimum payments on capital leases is $8 with a current obligation of $5. Rental expense (net of sublease rental income of $3 in 2003) was $54 in 2003.

Crown Cork & Seal Company, Inc.

K. Provision for Asbestos

The Company is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock the Company purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation operations and was later merged into the Company.

Prior to 1998, the amounts paid to asbestos claimants were covered by a fund made available to the Company under a 1985 settlement with carriers insuring the Company through 1976, when the Company became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

During 2003, 2002 and 2001, respectively, the Company (i) received 36,000, 36,000 and 53,000 new claims, (ii) settled or dismissed 20,000, 43,000 and 31,000 claims, and (iii) had 75,000, 59,000 and 66,000 claims outstanding at the end of the respective years. The outstanding claims at December 31, 2003 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not, in the aggregate, involve any material liability.

During 2003, 2002 and 2001, respectively, the Company (i) recorded pre-tax charges of $44, $30 and $51 to increase its accrual, (ii) made asbestos-related payments of $68, $114 and $118, (iii) settled claims totaling $37, $77 and $66, including amounts committed to be paid in future periods and (iv) had outstanding accruals of $239, $263 and $347 at the end of the year.

The Company estimates that its probable and estimable asbestos liability for pending and future asbestos claims will range between $239 and $406. The accrual balance of $239 at the end of 2003 includes $139 for unasserted claims and $19 for committed settlements that will be paid in 2004.

Historically (1977-2003), the Company estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of the Company’s settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual and range of potential liability any amounts for settlements by persons alleging first exposure to asbestos after 1964.

Assumptions underlying the accrual and the range of potential liability include that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the Pennsylvania asbestos legislation and Texas tort reform legislation described below are expected to have a highly favorable impact on the Company’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply. The Company’s accrual includes estimates for probable costs for claims through the year 2013. The upper end of the Company’s estimated range of possible asbestos costs of $406 includes claims beyond that date.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has already paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value. On February 20, 2004, the Supreme Court of Pennsylvania reversed the June 11, 2002 order of the Philadelphia Court of Common Pleas, in which the Court of Common Pleas ruled favorably on a motion by the Company for summary judgment regarding 376 pending asbestos-related cases against the Company in Philadelphia (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002). The Company believes that the ruling by the Pennsylvania Supreme Court is limited only to cases pending against the Company at the time the legislation was enacted in December 2001, and not to cases filed after that date. The Company cautions, however, that the Company’s position regarding the limitation of the Pennsylvania ruling may be contested by asbestos claimants and there can be no assurance that the Company ‘s position will be upheld in future cases.

In June 2003, the State of Texas enacted general tort reform legislation. The legislation includes a provision that limits the asbestos-related liabilities in Texas courts of companies such as the Company that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. On October 21, 2003, the Company received a favorable ruling on its motion for summary judgment in two asbestos-related cases pending against it in the District Court of Harris County, Texas (in Re Asbestos Litigation No. 90-23333, District Court, Harris County, Texas). Although the Company believes that the ruling of the District Court is correct, the decision will be subject to appeal by the plaintiffs and there can be no assurance that the legislation will be upheld by the Texas courts.

While it is not possible to predict the ultimate outcome of the asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual and the estimated range of potential liability. Unfavorable court decisions, especially in Pennsylvania or Texas, or other adverse developments, may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position and cash flow.

L. Commitments and Contingent Liabilities

The Company has been identified by the EPA as a potentially responsible party (along with others, in most cases) at a number of sites. The Company also has environmental issues at certain of its plants in the Americas and Europe. Actual expenditures for remediation were $2, $2 and $4 in 2003, 2002, and 2001, respectively. The Company’s balance sheet reflects estimated gross remediation liabilities of $26 at December 31, 2003, including $4 as a current liabiity. The Company records an environmental liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. The reserves at December 31, 2003 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s reserves and will not have a material effect on the Company’s consolidated results, financial position and cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded reserves cannot be estimated.

On March 18, 2003, the European Commission issued a Statement of Objections alleging that certain of the Company’s European subsidiaries engaged in commercial practices that violated European competition law. The Statement of Objections, which is understood to arise from an investigation of a complaint made by a competitor, alleges that certain food can contracts primarily in the United Kingdom and Ireland during the 1990‘s infringed Article 82 of the EC Treaty (abuse of dominant position). The issuance of a Statement of Objections by the Commission is the initial step in formal proceedings. It does not constitute a decision on the merits. The Company filed a reply to the Statement of Objections and presented its defense at a formal hearing. It is not known when the Commission will issue a decision. If the Commission finds that the subsidiaries violated European competition law, the Commission has the authority to require the Company to modify its commercial practices and to levy fines. The Commission’s decision may be appealed to the European Court of First Instance. The Company believes that the allegations against it are without merit and intends to continue to defend its position vigorously. However, the matter is in its preliminary stages and the Company is unable to predict the ultimate outcome or its impact on the Company. The Company

Crown Cork & Seal Company, Inc.

is also unable at this time to estimate the range of potential fines, which could be material to its results of operations, financial position and cash flow.

The Company is also subject to various other lawsuits and claims with respect to matters such as governmental and environmental regulations and other actions arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the results of operations, financial position or cash flow of the Company.

The Company has various commitments to purchase materials and supplies as part of the ordinary conduct of business. The Company’s basic raw materials for its products are tinplate, aluminum and resins, all of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurances, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers. The Company also has commitments for purchases of capital assets of approximately $15.

At December 31, 2003, the Company has guaranteed future rent payments for properties leased by Constar International Inc. The guarantees represent an accommodation to landlords due to Constar’s divestiture from the Company. The maximum potential liability for these lease payments is $8 and the Company has not recorded any liability for the guarantees. The lease agreements expire over the next four years with lease commitments of $4 in 2004, $2 in 2005, $1 in 2006 and $1 in 2007.

At December 31, 2003, the Company has certain indemnification agreements covering environmental remediation and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability is $65. Several agreements outstanding at December 31, 2003 do not provide liability limits. At December 31, 2003, the Company has recorded liabilities of approximately $3 covering these indemnification agreements. The Company also has guarantees of $36 related to the residual value of leased assets at December 31, 2003, and has not recorded any liability related to these guarantees.

M. Restructuring

During 2003, the Company provided a net pre-tax charge of $19 for restructuring costs. The charge included $14 in Europe and $5 in the Americas, primarily for severance costs for reductions in force. The charge in Europe was net of a reversal of $4 for costs provided in previous years.

During 2002, the Company provided a net pre-tax charge of $19 for costs associated with (i) the closure of two European food can plants, (ii) the closure of a crown plant and elimination of a crown operation within Europe, (iii) the elimination of a European metal closures operation, (iv) the downsizing of a European specialty plastics operation and (v) the elimination of a plastic bottle operation in China; partially offset by a credit for the reversal of other exit costs recognized in 2001 due to the favorable resolution of a lease termination in a U.S. food can plant.

During 2001, the Company provided a net pre-tax charge of $48 for costs associated with (i) the closure of six U.S. food can plants, two European crown operations, a European food can plant and a European PET bottle plant and (ii) severance related to downsizing three plants in Africa; partially offset by a credit for the reversal of severance charges recognized in 2000 for certain restructuring plans which the Company decided not to pursue.

The write-downs of assets were made under announced restructuring plans, as the carrying values exceeded the Company’s estimated proceeds from disposal. The sale of plant sites may require more than one year to complete due to preparations for sale, such as site cleanup and buyer identification, as well as market conditions and the location of the properties.

Crown Cork & Seal Company, Inc.

Balances remaining in the reserves included provisions for current year actions as well as for contracts or agreements for which payments from prior restructuring actions are extended over time. This includes employee-related agreements with unions and governmental agencies as well as lease arrangements with landlords. The balance of the restructuring reserves were included in accounts payable and accrued liabilities. The components of the restructuring reserve and movements within these components during 2002 and 2003 were as follows:

	Termination Benefits	Other Exit Costs	Asset Write- downs	Total

Balance at January 1, 2002	$8	$14		$22
Provisions	13	(2)	$8	19
Payments	(11)	(4)		(15)
Transfer against assets			(8)	(8)
Foreign currency translation and other	(1)	(3)		(4)

Balance at December 31, 2002	9	5		14
Provisions	20	(1)		19
Payments	(7)	(3)		(10)
Foreign currency translation and other	1	1		2

Balance at December 31, 2003	$23	$2		$25

N. Asset Impairments and Loss/Gain on Sale of Assets

During 2003, the Company provided a net pre-tax charge of $73 for asset impairments and asset sales, including charges of (i) $25 to write-down assets in Argentina due to the continuing impact of the local economy on the Company’s businesses, (ii) $11 for the impairment of goodwill in an Americas plastics operation due to reduced profit projections, (iii) $20 to write-down certain assets in the European specialty packaging businesses due to reduced profit projections, (iv) $7 to write-down surplus beverage end assets in the U.S. due to the expanded use of the Company’s SuperEnd™ technology, and (v) $11 to write-off redundant equipment in the U.S., primarily due to the consolidation of operations. These charges were offset by other pre-tax gains of $1, primarily from the sale of assets.

During 2002, the Company recorded a net pre-tax charge of $247 for losses from divestitures of businesses, the sale of assets, and asset impairments outside of restructuring programs. During the fourth quarter of 2002, Constar International Inc. (“Constar”), the Company’s wholly-owned subsidiary, completed its initial public offering. The Company retained a 10.5% interest in Constar, received net proceeds of $460, and recorded a loss of $213 on the portion sold. The Company also completed the sales of its U.S. fragrance pumps business, its European pharmaceutical packaging business, its 15% shareholding in Crown Nampak (Pty) Ltd., and certain businesses in Central and East Africa. The Company received total proceeds of $201 and recorded total pre-tax losses of $26 on these divestitures. In addition to the business divestitures, the Company sold various other assets, primarily real estate, for total proceeds of $45 and a pre-tax gain of $11. The Company also recorded asset impairment charges of (i) $10 to write-off certain surplus assets in the U.S. due to the Company’s assessment that their carrying value will not be recovered based on current operating plans, (ii) $4 to write-down the assets of a U.S. operation the Company closed in 2003, (iii) $3 to write-down the value of surplus U.S. real estate the Company has for sale, and (iv) $2 to write-off the carrying value of other assets.

Crown Cork & Seal Company, Inc.

The results of operations for the divested businesses included in the financial statements for 2001, excluding Constar, were:

Net sales	$158
Cost of products sold	109
Depreciation	7
Amortization	6
Selling and administrative expenses	4

The results of operations for these businesses were not material for the portion of 2002 prior to their divestiture.

The divested businesses other than Constar were not presented as discontinued operations because their sales were initiated prior to the initial application of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Constar was not presented as a discontinued operation because the Company retained a 10.5% ownership and accounted for its investment in Constar under the equity method of accounting.

During 2001, the Company recorded a net pre-tax charge of $213 for noncash asset impairment charges and gains from asset sales. Of the total impairment charge, $204 arose from the Company’s planned divestitures of certain interests in Africa, including $71 for the reclassification of cumulative translation adjustments to earnings. The remaining impairment charge of $11 was due to the write-down of surplus equipment. The sale of surplus properties generated proceeds of $28 and a net gain of $2.

O. Capital Stock

In connection with its refinancing and reorganization in 2003, as discussed in Note A and Note R, Crown Cork & Seal Company, Inc. formed a new public holding company named Crown Holdings, Inc. Crown Cork & Seal Company, Inc. is now a wholly-owned subsidiary of Crown Holdings, Inc. Shareholders of Crown Cork & Seal Company, Inc. became shareholders of Crown Holdings, Inc. and have the same number of shares and percentage of ownership and the same rights, privileges and interests with respect to Crown Holdings, Inc. that they held in Crown Cork & Seal Company, Inc. immediately prior to the reorganization. The conversion of shares of Crown Cork & Seal Company, Inc. into shares of Crown Holdings, Inc. occurred without the physical exchange of certificates, and certificates formerly representing shares of Crown Cork & Seal Company, Inc. were deemed to represent shares of Crown Holdings, Inc. As a result of the reorganization, the Company was recapitalized with 100 shares of common stock with $.01 par value. The common stock of Crown Holdings, Inc. continues to be publicly traded under the symbol "CCK" on the New York Stock Exchange.

Prior to the recapitalization in 2003, and during 2002, the Company exchanged 5,386,809 and 33,386,880 shares, respectively, of its common stock for debt and related accrued interest in privately negotiated debt-for-equity exchanges with holders of its outstanding notes and debentures.

P. Stock Options

As of December 31, 2003, the Company participated in four stock-based incentive compensation plans sponsored by CHI, 1990, 1994, 1997 and 2001. The plans provide for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights (“SARs”) and may be subject to the achievement of certain performance goals as determined by the Plan Committee so designated by CHI’s Board of Directors. There have been no issuances of deferred stock or SARs under any of the plans. As of December 31, 2003, no further option grants were available under the 1990, 1994 and 1997 plans. Option grants under the 2001 plan are available through February 2006. Options outstanding at December 31, 2003, included grants from all four plans discussed above.

Crown Cork & Seal Company, Inc.

Stock options granted during 2003 generally have a maximum term of ten years and vest over three years.

A summary of stock option activity is as follows:

	2003		2002		2001

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding at January 1	12,887,807	$19.30	12,617,139	$22.11	7,503,437	$36.70
Granted	45,000	7.09	1,820,000	5.33	5,907,469	5.17
Exercised	(161,100)	4.58	(279,750)	4.39
Canceled	(1,913,570)	33.79	(1,269,582)	30.48	(793,767)	34.01

Options outstanding
at December 31	10,858,137	$16.91	12,887,807	$19.30	12,617,139	$22.11

Options exercisable
at December 31	9,182,793	$19.00	8,629,800	$25.43	7,251,160	$31.15
Options available for
grant at December 31	1,455,875		1,361,375		2,994,725

The following table summarizes outstanding and exercisable options at December 31, 2003:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$ 2.00 to $ 4.25	3,322,025	7.3	$4.25	2,461,775	$4.25
$ 4.31 to $ 5.30	1,778,094	8.1	5.30	1,327,750	5.30
$ 5.49 to $ 7.44	1,642,000	6.3	7.43	1,286,000	7.43
$16.00 to $43.13	2,083,518	5.3	25.40	2,074,768	25.42
$44.13 to $54.38	2,032,500	2.7	46.59	2,032,500	46.59

	10,858,137	6.1	$16.91	9,182,793	$19.00

The fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001

Risk-free interest rate	3.0%	2.4%	4.5%
Expected life of option (years)	4.4	4.0	5.9
Expected stock price volatility	76.8%	74.5%	58.0%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2003, 2002 and 2001 were $4.04, $2.98, and $3.36, respectively.

Q. Debt

	2003	2002

Short-term debt (1)
U.S. dollar bank loans/overdrafts	$19	$16
Other currency bank loans/overdrafts	50	38

Total short-term debt	$69	$54

Long-term debt
Credit facility borrowings: (2)
U.S. dollar		$1,576
Other currencies		100
Private placements:
U.S. dollar 7.54% due 2005		76
Senior notes and debentures:
U.S. dollar 6.75% due 2003 (3)		393
U.S. dollar 6.75% due 2003		195
Euro (€107 in 2003) 6.00% due 2004	$135	314
U.S. dollar 8.38% due 2005	61	208
U.S. dollar 7.00% due 2006 (3)	269	300
U.S. dollar 8.00% due 2023	200	200
U.S. dollar 7.38% due 2026	350	350
U.S. dollar 7.50% due 2096	150	150
Senior secured notes:
U.S. dollar 9.50% second priority due 2011 (4)	1,085
Euro (€285) 10.25% second priority due 2011	358
U.S. dollar 10.88% third priority due 2013	725
First priority term loans:
U.S. dollar at LIBOR plus 3.00%	428
Euro (€48) at LIBOR plus 4.25%	60
Other indebtedness in various currencies:
Fixed rate with rates in 2003 ranging from 1.0% to 11.5%
due 2004 through 2015	5	8
Variable rate with average rates in 2003 ranging from 2.5%
to 15.5%, due 2004 through 2007	72	109
Capital lease obligations in various currencies	8	17
Unamortized discounts and fair value adjustments (4)	(36)	4

Total long-term debt	3,870	4,000
Less: current maturities	(161)	(612)

Long-term debt, less current maturities	$3,709	$3,388

(1)	The weighted average interest rates for bank loans and overdrafts outstanding during 2003, 2002 and 2001 were 3.6%, 4.8% and 5.7%, respectively.
(2)

The $550 credit facility is due in 2006 and bears interest at LIBOR plus 4.0%. At December 31, 2003, $458 was available under the credit facility, consisting of $550 of capacity, less $92 of standby letters of credit. There were no outstanding borrowings at December 31, 2003. The prior credit facility was due in 2003, but was reported as long-term at December 31, 2002, reflecting the Company’s intent and ability to refinance these borrowings. The weighted average rate for the new credit facility in 2003 was 5.8%.

(3)	In 1996, two wholly-owned finance subsidiaries in the United Kingdom and France sold public debt securities that were fully and unconditionally guaranteed by the Company on a joint and several basis.
(4)

The $1,085 due in 2011 excludes a reduction of $30 for FAS 133 fair value adjustments related to interest rate swaps as described under “Fair Value Hedges” in Note S. The reduction is included within “unamortized discounts and fair value adjustments.”

Aggregate maturities of long-term debt for the five years subsequent to 2003 are $161, $106, $313, $43 and $411, respectively. Cash payments for interest during 2003, 2002 and 2001 were $294, $333 and $469, respectively (including amounts capitalized of $1 in both 2003 and 2001).

Crown Cork & Seal Company, Inc.

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $4,146 at December 31, 2003.

During 2003, the Company recorded a pre-tax unrealized foreign exchange gain of $201 related to currency exposure on U.S. dollar debt issued by its European subsidiaries as described in Note R. The gain is included in translation and exchange adjustments in the Consolidated Statements of Operations.

R. Debt Refinancing

On February 26, 2003, the Company completed a refinancing and formed Crown Holdings, Inc. (“Crown” or “the Company”) as a new public holding company. The formation of Crown Holdings, Inc is more fully described in Note O.

The proceeds from the refinancing consisted of the sale of $1,085 of 9.5% second priority senior secured notes due in 2011, €285 ($306 equivalent) of 10.25% second priority senior secured notes due in 2011, $725 of 10.875% third priority senior secured notes due in 2013, $504 of first priority term loans due in 2008 and a new $550 first priority revolving credit facility due in 2006.

The proceeds of $2,620 from the senior secured notes and term loans, and $198 of borrowings under the new $550 credit facility, were used to repay the existing credit facility, to repurchase certain of the Company’s outstanding unsecured notes prior to maturity, and to pay fees and expenses associated with the refinancing. The remaining proceeds of $344 were initially placed in restricted cash accounts and were subsequently used to repay other existing unsecured notes, including $149 prior to maturity. The Company also repurchased $86 of other unsecured notes prior to maturity. In connection with the repurchases, exchanges of debt for equity as described in Note O, and the write-off of unamortized financing fees and expenses from its previous credit facility, the Company recognized a loss of $12 from the early extinguishments of debt. During 2002, the Company recognized a gain of $28 on the exchanges of debt for equity as described in Note O.

The secured notes are senior obligations of Crown European Holdings (“CEH”), an indirect wholly-owned subsidiary, and are guaranteed on a senior basis by Crown, Crown Cork & Seal Company, Inc. (“Crown Cork”), substantially all other U.S. subsidiaries, and certain subsidiaries in the U.K., Canada, France, Germany, Mexico, Switzerland and Belgium. The holders of the notes have second and third priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the second priority secured notes at any time prior to March 2007 and the third priority secured notes at any time prior to March 2008 by paying a make-whole premium. Thereafter, CEH may redeem some or all of the secured notes at redemption prices initially representing a premium to principal equal to one-half of the applicable interest rate on the notes, declining annually thereafter. At any time prior to March 2006, CEH may redeem up to 35% of each of the secured notes with the net cash proceeds of certain equity offerings of capital stock of Crown that are used to capitalize CEH. CEH is also required to make an offer to purchase the secured notes upon the occurrence of certain change of control transactions or asset sales. The note indentures contain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional debt, create liens, and engage in sale and leaseback transactions.

The first priority term loans are payable in annual installments equal to 5.0% of the original principal amounts, beginning January 15, 2004, with a final payment due in 2008. The first payment was prepaid in December 2003. The maturity is accelerated to September 2006 in the event that Crown’s unsecured public debt that matures in 2006 is not repaid, or funds are not set aside in a designated account to repay such debt, by September 15, 2006. The term loans included $450 of borrowings in U.S. dollars by Crown Cork & Seal Americas, Inc. (“Crown Americas”), and €50 in borrowings by CEH. The U.S. dollar loans bear interest at LIBOR plus 3.00% and the euro loans bear interest at LIBOR plus 4.25%. The U.S. dollar loans are guaranteed by Crown, Crown Cork, and substantially all other U.S. subsidiaries, and are collateralized by substantially all assets of the U.S. guarantor subsidiaries. The euro loans are guaranteed by Crown, Crown Cork and substantially all other U.S. subsidiaries and by certain subsidiaries in the U.K., Canada, France, Germany, Mexico, Switzerland and Belgium. The euro loans

Crown Cork & Seal Company, Inc.

are collateralized by substantially all assets of the U.S. guarantor subsidiaries and assets of certain of the non-U.S. guarantor subsidiaries. The revolving credit facility contains the same guarantee and collateral provisions as the term loan facility and bears interest at LIBOR plus 4.0%. All guarantees are full and unconditional on a joint and several basis.

The term loan and revolving credit facilities contain financial covenants including an interest coverage ratio, a fixed charge coverage ratio, a net leverage ratio, a first lien net leverage ratio, and a cash-inflows to cash-outflows ratio of each of Crown Americas and CEH. The facilities are mandatorily prepayable with the proceeds from certain asset sales, certain insurance recoveries on asset losses, debt issuances, equity issuances and excess cash flows, and provide that the Company must periodically repay the facility such that for a period of at least 20 consecutive days in any period of twelve consecutive months, the amount outstanding does not exceed $75. In March 2004, in connection with a tender offer, the Company accepted for purchase and payment $21 aggregate principal of its 8.38% notes due 2005 at a premium of 4.5% to principal, and €85 aggregate principal of its 6.00% notes due 2004 at a premium of 3.0% to principal.

S. Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments. These instruments are not used for trading or speculative purposes. The extent to which the Company uses such instruments is dependent upon its access to them in the financial markets and its ability to utilize other methods, such as netting exposures for foreign exchange risk, to effectively achieve its goal of risk reduction. Counterparties to these contracts are major financial institutions.

Cash Flow Hedges. The Company designates certain derivative instruments as cash flow hedges of anticipated purchases or sales, including certain foreign currency denominated intercompany transactions. The ineffective portion of these hedges was not material and no components of the hedge instruments were excluded from the measurement of hedge effectiveness.

Prior to 2003, the Company had designated two cross-currency swaps as hedges of long-term U.S. dollar debt in the U.K. The swaps effectively converted fixed rate U.S. dollar debt into fixed rate sterling debt. In April 2003, the Company terminated one swap with a notional value of $200 and a maturity of December 2003 and received its then fair value of $13. In September 2003, the Company terminated the remaining swap with a notional value of $300 and a maturity of December 2006, received $14 and recognized a loss of $5 as a loss on sale of assets. The combined fair value of these swaps at December 31, 2002 was $22 and was reported in noncurrent assets within the Consolidated Balance Sheet.

The Company has designated foreign exchange swaps and forwards and commodity forwards as cash flow hedges of anticipated foreign exchange and commodity transactions. Contracts outstanding at December 31, 2003 mature between one and thirteen months. The fair values of foreign exchange contracts were reported as a current liability of $11 and a current asset of $5 in 2003, and a current asset of $2 in 2002, and for the commodity contracts a current asset of $8 in 2003 and a current liability of $4 in 2002.

The changes in accumulated other comprehensive income associated with cash flow hedging activities during 2003 and 2002 were as follows:

	2003	2002

Balance at January 1	$2	($4)
Current period changes in fair value, net of tax	(5)	(30)
Reclassifications to earnings, net of tax	6	36

Balance at December 31	$3	$2

Crown Cork & Seal Company, Inc.

During the next twelve months ending December 31, 2004, income of approximately $2 is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. No amounts were reclassified to earnings during 2003 in connection with forecasted transactions that were no longer considered probable.

Fair Value Hedges. The Company designates certain derivative financial instruments as fair value hedges of recognized assets, liabilities, and unrecognized firm commitments. Amounts excluded from the assessment and measurement of hedge effectiveness were reported in earnings and amounted to less than $1 before income taxes.

Prior to 2003, the Company had designated a cross-currency swap as a hedge of long-term U.S. dollar debt in France. The swap effectively converted fixed rate U.S. dollar debt with a notional value of $200 and a maturity of December 2003 into variable rate euro debt. In September 2003, the swap was terminated and its then fair value of $35 was paid. At December 31, 2002, the swap had a fair value of $22 and was reported in noncurrent liabilities within the Consolidated Balance Sheet.

In July 2003, the Company entered into three interest rate swaps with a combined notional value of $800. The swaps effectively convert 9.5% fixed rate debt into variable rate debt at LIBOR plus 5.48%. The swaps are accounted for as fair value hedges of the second priority U.S. dollar notes due in 2011. At December 31, 2003, the combined fair value of the swaps of $30 was reported within other non-current liabilities in the Consolidated Balance Sheet. The offset to this liability was a reduction in debt.

The Company designates certain foreign currency forward exchange contracts as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and intercompany debt, and unrecognized foreign-denominated firm commitments. At December 31, 2003 and 2002, the fair values of these contracts were not material and were reported in current assets or current liabilities consistent with the classification of the hedged items. There was no impact on earnings in 2003 from a hedged firm commitment that no longer qualified as a fair value hedge.

T. Pensions and Other Retirement Benefits

Pensions. The Company sponsors various pension plans covering substantially all U.S., U.K. and Canadian employees, and certain other employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement, or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

A measurement date of December 31 was used for all plans presented below.

Crown Cork & Seal Company, Inc.

The 2003, 2002 and 2001 components of pension expense/(income) were as follows:

U.S.	2003	2002	2001

Service cost	$8	$9	$9
Interest cost	77	85	88
Expected return on plan assets	(64)	(76)	(98)
Recognized actuarial loss	51	37	18
Recognized prior service cost	2	2	2

Total pension expense	$74	$57	$19

Non-U.S.
Service cost	$26	$25	$27
Interest cost	139	125	132
Expected return on plan assets	(179)	(192)	(227)
Recognized actuarial loss	40	19	3
Recognized prior service cost	(6)	(7)
Cost attributable to settlements	3

Total pension expense/(income)	$23	($30)	($65)

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,279, $1,248 and $830, respectively, as of December 31, 2003, and $1,212, $1,190 and $736, respectively, as of December 31, 2002.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets was $311, $277 and $136, respectively, as of December 31, 2003 and $234, $212 and $98, respectively, as of December 31, 2002.

	U.S. Plans		Non-U.S. Plans

Projected Benefit Obligations	2003	2002	2003	2002

Benefit obligations at January 1	$1,212	$1,229	$2,060	$1,955
Service cost	8	9	26	25
Interest cost	77	85	139	125
Plan participants' contributions	1	1	8	8
Amendments			2	(65)
Settlements		(52)		(1)
Actuarial (gain)/loss	99	61	100	(86)
Benefits paid	(118)	(121)	(119)	(103)
Foreign currency exchange rate changes			258	202

Benefit obligations at December 31	$1,279	$1,212	$2,474	$2,060

Accumulated benefit obligations at December 31	$1,248	$1,190	$2,297	$1,920

Crown Cork & Seal Company, Inc.

	U.S. Plans		Non-U.S. Plans

Projected Benefit Obligations	2003	2002	2003	2002

Fair value of plan assets at January 1	$736	$844	$2,096	$1,979
Actual return on plan assets	126	(68)	249	(6)
Employer contributions	85	125	37	19
Plan participants' contributions	1	1	8	8
Settlements		(45)
Benefits paid	(118)	(121)	(119)	(103)
Foreign currency exchange rate changes			250	199

Fair value of plan assets at December 31	$830	$736	$2,521	$2,096

Plan assets in excess of /(less than)
benefit obligation	($449)	($476)	$47	$36
Unrecognized actuarial loss	761	774	676	617
Unrecognized prior service cost	15	18	(48)	(53)

Net amount recognized	$327	$316	$675	$600

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost			$777	$672
Accrued benefit liability	($420)	($456)	(194)	(143)
Intangible asset	16	19	11	9
Accumulated other comprehensive income	731	753	81	62

Net amount recognized	$327	$316	$675	$600

The U.S. settlement in 2002 relates to the Constar initial public offering as discussed in Note N.

For U.S. plans, additional minimum pension liabilities of $747 and $772 have been recognized at December 31, 2003 and 2002, respectively. For non-U.S. plans, additional minimum pension liabilities of $92 and $71 have been recognized at December 31, 2003 and 2002, respectively.

Additional information concerning the plan assets and expected rates of return is presented below.

	U.S. Plan Assets			Non-U.S. Plan Assets

	Weighted Average			Weighted Average
	2004	December 31,		2004	December 31,
Plan assets	Target Allocation	2003	2002	Target Allocation	2003	2002

Equity securities	70%	58%	56%	25%	27%	24%
Debt securities	12%	16%	17%	57%	56%	60%
Real estate	3%	3%	3%	8%	9%	9%
Other	15%	23%	24%	10%	8%	7%

	100%	100%	100%	100%	100%	100%

Plan assets included $55 and $49 of CHI’s common stock at December 31, 2003 and 2002, respectively.

The non-U.S. plan asset percentages are those of the U.K. plan, which is the primary non-U.S. plan with assets. The "other" caption of plan assets includes alternate investments such as private equities, hedge funds and venture capital limited partnerships.

Estimated 2004 employer contributions are $115 for the U.S. plans and $40 for the non-U.S. plans.

Crown Cork & Seal Company, Inc.

The Company’s investment strategy in the U.S. plan is to provide the fund with an ability to earn attractive long-term rates of return on its assets at an acceptable level of risk. The equity portions of the program are diversified within the U.S. and international markets based on capitalization, valuations and other factors. Debt securities include all sectors of the marketable bond markets.

The Company’s investment strategy in the U.K. plan is to invest 52% of its assets in investment grade bonds that match the liability profile. The remaining assets are invested in U.K. and global equities, real estate, high-yield bonds and alternate investments. The allocation of assets is determined after considering the plan’s financial position, liability profile and funding requirements.

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31, were:

U.S.	2003	2002	2001

Discount rate	6.3%	6.8%	7.3%
Compensation increase	3.0%	3.0%	3.5%

Non-U.S.
Discount rate	6.7%	6.9%	6.5%
Compensation increase	4.3%	4.4%	4.4%

The weighted average actuarial assumptions used to calculate pension expense/income for each year were:

U.S.	2003	2002	2001

Discount rate	6.8%	7.3%	7.8%
Compensation increase	3.0%	3.5%	3.5%
Long-term rate of return	9.0%	9.5%	10.0%

Non-U.S.
Discount rate	6.9%	6.5%	7.2%
Compensation increase	4.4%	4.4%	5.2%
Long-term rate of return	8.5%	9.2%	10.5%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets, adjusted for current interest rates as appropriate. The rates for 2004 will be the same as 2003.

Other Postretirement Benefit Plans. The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans. A measurement date of December 31 was used for the plans presented below.

The components of the net postretirement benefits cost were as follows:

	2003	2002	2001

Service cost	$3	$3	$5
Interest cost	45	47	47
Recognized prior service cost	(6)	(1)	(1)
Recognized actuarial loss	10	4
Loss attributable to plant closings			2

Total postretirement benefits cost	$52	$53	$53

Crown Cork & Seal Company, Inc.

The following provides the components of the changes in the benefit obligations, and reconciles the obligations to the amount recognized:

	2003	2002

Benefit obligations at January 1	$722	$677
Service cost	3	3
Interest cost	45	47
Amendments	(103)	(8)
Settlements		(10)
Actuarial loss	36	76
Benefits paid	(59)	(65)
Foreign currency exchange rate changes	9	2

Benefit obligations at December 31	653	722
Unrecognized actuarial loss	(203)	(176)
Unrecognized prior service cost	109	12

Net amount recognized	$559	$558

The U.S. plans were amended in 2003 to require additional retiree contributions for medical and prescription drug costs. The U.S. settlement in 2002 relates to the initial public offering of Constar as discussed in Note N.

The expected benefit payments for 2004 are approximately $50.

The health care accumulated postretirement benefit obligations were determined at December 31, 2003 and 2002 using health care trend rates of 9.1% and 10.2% decreasing to 5.0% over six years and seven years, respectively. Changing the assumed health care cost trend rate by one percentage point in each year would change the accumulated postretirement benefit obligations by approximately $50 and the total of service and interest cost by $4.

The weighted average actuarial assumptions used to calculate the benefit obligations and cost are the same as those used for the pension plans as presented above.

Employee Savings Plan. The Company sponsors Savings Investment Plans which cover substantially all domestic salaried employees who are 21 years of age. The Company matches up to 3% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan. The Company participated in an Employee Stock Purchase Plan sponsored by CHI which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each common share. The Company’s contribution is equivalent to 15% of the quarter-ending market price. Total shares purchased under the plan in 2003 and 2002 were 144,625 and 132,905, respectively, and the Company’s contributions were less than $1 in both years.

Crown Cork & Seal Company, Inc.

U. Income Taxes

Pre-tax income/(loss) for the years ended December 31 was taxed under the following jurisdictions:

	2003	2002	2001

U.S.	($227)	($324)	($372)
Foreign	346	179	(72)

	$119	($145)	($444)

The provision/(benefit) for income taxes consisted of the following:

Current tax:
U.S. federal	$4	($13)
State and foreign	85	74	$48

	89	61	48

Deferred tax:
U.S. federal		(26)	452
State and foreign	6	(5)	28

	6	(31)	480

Total	$95	$30	$528

During 2002, the Company recorded a receivable for U.S. tax losses that were used in 2003 to recover $13 of U.S. federal taxes paid in prior years. Also during 2002, the Company used prior year tax losses to recover $24 of U.S. federal taxes paid in prior years. As of December 31, 2003, there were no additional recoveries available to the Company for U.S. federal taxes paid in prior years. During 2001, the Company established a valuation allowance of $659 to fully reserve its net U.S. deferred tax assets as of December 31, 2001. This allowance included a charge of $452 as shown in the table above for pre-2001 deferred tax assets, $114 for benefits not recognized on current-year losses, and $93 for the deferred tax on the 2001 addition to the minimum pension liability. The federal provision of $452 included a charge of $122 for deferred tax assets that were set up for prior years’ additional minimum pension liability. In the event that the minimum pension liability is substantially eliminated in future periods, the Company will recognize an income tax benefit of $122.

The provision for income taxes differed from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income as a result of the following items:

	2003	2002	2001

U.S. statutory rate at 35%	$42	($51)	($155)
Tax on foreign income	(16)	(11)	(14)
Amortization of goodwill			39
Valuation allowance	64	(30)	588
Impairment losses	4		71
Sale of businesses		119
Other items, net	1	3	(1)

Income tax provision	$95	$30	$528

Crown Cork & Seal Company, Inc.

The valuation allowance caption in 2003 primarily includes current year losses in the U.S. and Argentina for which the Company recorded no benefit. The loss in Argentina was primarily due to the asset impairment charge described in Note N. The impairment loss caption in 2003 includes the effect of the non-deductible goodwill impairment charge described in Note N.

During 2002, the Company incurred pre-tax losses of $247 on the sale of various assets and businesses, primarily the sale of 89.5% of its interest in Constar and the sale of its European pharmaceutical packaging business. Due to the difference in the book and tax basis of these businesses, primarily due to goodwill, the Company incurred tax charges on these sales. The effect of these charges is included in the sale of businesses caption.

The valuation allowance caption for 2002 includes $24 for the recovery of U.S. federal taxes paid in prior years as discussed above, and other adjustments of $6. The caption also includes a credit of $20 for tax contingencies resolved in the U.S. and a charge of $20 for a tax contingency which arose in Europe. The valuation allowance caption for 2001 includes $566 to reserve for U.S. deferred tax assets and $22 for other adjustments. The impairment loss caption for 2001 includes the non-deductible write-offs of goodwill and accumulated foreign currency translation adjustments on the sale of certain African subsidiaries described in Note N.

The Company paid taxes, net of refunds, of $50, $22 and $54 in 2003, 2002 and 2001, respectively.

The components of deferred taxes at December 31, were:

	2003	2002

Depreciation	($248)	($243)
Tax loss and credit carryforwards	302	366
Postretirement and postemployment benefits	201	208
Pensions	(77)	(35)
Asbestos	84	92
Inventories	(14)	(16)
Accruals and other	50	27
Valuation allowances	(596)	(695)

Net liability	($298)	($296)

Prepaid expenses and other current assets included $16 and $17 of deferred tax assets at December 31, 2003 and 2002, respectively.

Carryforwards of $8 expire over the next five years; $166 expire in years six through twenty; and $128 can be utilized over an indefinite period.

The cumulative amount of the Company’s share of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided was $790 and $719 as of December 31, 2003 and 2002, respectively. Management has no plans to distribute such earnings in the foreseeable future.

Crown Cork & Seal Company, Inc.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In millions)
COLUMN A	COLUMN B	COLUMN C Additions			COLUMN D	COLUMN E

Description	Balance at beginning of period	Charged to costs and expenses		Charged to other accounts	Deductions - Write-Offs	Balance at end of period

	For the Year Ended December 31, 2003

Allowances deducted from
assets to which they apply:

Trade accounts receivable	$54	$1		$1		$56

Deferred tax assets	695	64			$163	596

	For the Year Ended December 31, 2002

Allowances deducted from
assets to which they apply:

Trade accounts receivable	95	20			61	54

Deferred tax assets	766	(30)		(41)		695

	For the Year Ended December 31, 2001

Allowances deducted from
assets to which they apply:

Trade accounts receivable	116	5			26	95

Deferred tax assets	104	574	*	93	5	766

* Includes $452 for pre-2001 U.S. deferred tax assets and $114 for tax benefits not recognized on 2001 U.S. losses.